Exhibit 99.1

83,400,000 Common Shares

Kinross Gold Corporation

UNDERWRITING AGREEMENT

February 25, 2016

TD Securities Inc.

Scotia Capital Inc.

BMO Nesbitt Burns Inc.

CIBC World Markets Inc.

GMP Securities L.P.

RBC Dominion Securities Inc.

Merrill Lynch Canada Inc.

Canaccord Genuity Corp.

Credit Suisse Securities (Canada), Inc.

HSBC Securities (Canada) Inc.

J.P. Morgan Securities Canada Inc.

Morgan Stanley Canada Limited

Citigroup Global Markets Canada Inc.

National Bank Financial Inc.

c/o TD Securities Inc.

TD Securities Inc.

66 Wellington Street West

TD Bank Tower, 8th Floor

Toronto, Ontario M5K 1A2

Ladies and Gentlemen:

Kinross Gold Corporation (the “Corporation”), a corporation amalgamated and existing under the Business Corporations Act (Ontario), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), an aggregate of 83,400,000 common shares of the Corporation (the “Firm Shares”).

The Corporation also proposes to issue and sell to the several Underwriters not more than an additional 12,510,000 common shares of the Corporation (the “Additional Shares”) if and to the extent TD Securities Inc. (“TD”) and Scotia Capital Inc. (“Scotia”, together with TD, the “Bookrunners” or “you”), as bookrunners of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such shares granted to the Underwriters in Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”.

The Corporation is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (the “Shelf Procedures”), in connection with a distribution of the Shares in each of the Canadian Qualifying Jurisdictions (as defined below) to file a prospectus in the form of a short form base shelf prospectus. A preliminary short form base shelf prospectus and a final short form base shelf prospectus, in each case, in respect of up to US$1,000,000,000 of common shares, debt securities, warrants, subscription receipts, units and share purchase contracts of the Corporation (the “Shelf Securities”) have been filed with the Ontario Securities Commission (the “OSC”), as principal regulator, and with each of the securities commissions or similar regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces of Canada (the “Canadian Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt dated January 8, 2016 has been obtained from the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus (together with all documents filed in connection therewith and all documents incorporated by reference therein); and a receipt dated February 12, 2016 (the “Final Receipt”) has been obtained from the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus (together with all documents filed in connection therewith and all documents incorporated by reference therein) (the final short form base shelf prospectus filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions before the date of this Agreement for which a receipt has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System being hereinafter called, the “Canadian Base Prospectus”). The preliminary prospectus supplement, dated February 24, 2016, relating to the offering of the Shares in Canada which excludes the public offering price and other final terms, together with the Canadian Base Prospectus, is hereafter called the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the offering of the Shares, which includes the public offering price and other final terms omitted from the Canadian Preliminary Prospectus, to be filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 7(b) hereof (the “Canadian Supplement”, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”). As used herein, the terms “Canadian Base Prospectus”, “Canadian Preliminary Prospectus”, “Canadian Supplement” and “Canadian Prospectus” shall include the documents incorporated by reference therein.

The Corporation has filed with the Securities and Exchange Commission (the “Commission” or “SEC”) a registration statement on Form F-10 (File No. 333-208906), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (a “Form F-X”) relating to the registration statement. The registration statement as amended to the date of this Agreement is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus”. For purposes of this Agreement, “U.S. Preliminary Prospectus” means the preliminary prospectus supplement, dated February 24, 2016, relating to the offering of the Shares which excludes the public offering price and other final terms, together with the U.S. Base Prospectus, filed in accordance with the Commission pursuant to General Instruction II.L of Form F-10 and “U.S. Prospectus” means the final prospectus supplement relating to the offering of the Shares which includes the public offering price and other final terms omitted from the U.S. Preliminary Prospectus, together with the U.S. Base Prospectus, filed with the Commission pursuant to General Instruction II.L of Form F-10 in accordance with Section 7(b) hereof. As used herein, the terms “Registration Statement”, “U.S. Base Prospectus”, “Time of Sale Prospectus”, “U.S. Preliminary Prospectus” and “U.S. Prospectus” shall include the documents incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the term sheet and other free writing prospectuses, if any, each as identified in Schedule II hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement, and “Applicable Time” means 10:30 a.m. (Toronto Time) on February 25, 2016.

The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Corporation pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S.

Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, if applicable.

1.                                      Representations and Warranties of the Corporation. The Corporation represents and warrants to and agrees with each of the Underwriters that:

(a)                                 The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or to the Corporation’s knowledge, threatened by the Commission; the Final Receipt has been obtained from the OSC as principal regulator representing the deemed receipt of each of the other Canadian Securities Commissions in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of any of the Corporation’s outstanding securities or the Shelf Securities (including any Shares) has been issued or taken by any Canadian Securities Commission and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are threatened or contemplated by any Canadian Securities Commission.

(b)                                 (i) The Registration Statement did not, when it became effective, does not, as of the date hereof, and will not, as of the Closing Date (as defined in Section 4 hereof), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Prospectus will, when the Canadian Supplement is filed, be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Canadian Securities Laws, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (iii) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus comply and will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Preliminary Prospectus and the Canadian Prospectus comply and will comply in all material respects with Canadian Securities Laws, (v) the Time of Sale Prospectus, as of the Applicable Time did not, as of the date hereof does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Prospectus is not yet available to prospective purchasers, the Time of Sale Prospectus, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects, and (vi) each of the Prospectuses as of their dates and as of the Closing Date (as defined in Section 4 hereof) does not contain and will not contain any untrue statement of a material fact or omit to state a material fact, necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Canadian Securities Laws, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)                                  The Corporation has complied with all applicable securities laws in each of the Canadian Qualifying Jurisdictions, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions and all discretionary rulings and orders applicable to the Corporation, if any, of the Canadian Securities Commissions (“Canadian Securities Laws”) required to be complied with by the Corporation to qualify the distribution of the Shares as contemplated hereby in each of the Canadian Qualifying Jurisdictions except for the filing of the Canadian Supplement.

(d)                                 The Corporation is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, the Corporation has not prepared, used or referred to, and will not, without the Bookrunners, on behalf of the Underwriters, prior consent, prepare, use or refer to, any free writing prospectus. The Corporation meets the general eligibility requirements for use of Form F-10 under the Securities Act.

(e)                                  Neither the Corporation nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Time of Sale Prospectus or the U.S. Prospectus, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Time of Sale Prospectus, except for losses or interferences that would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, financial position, shareholders’ equity or results of operations of the Corporation and its subsidiaries considered as one enterprise (a “Material Adverse Effect”); and, since the respective dates as of which information is given in the Time of Sale Prospectus, there has not been any change in the share capital (other than pursuant to any employee benefit plan of the Corporation) or increase in long-term debt of the Corporation or any of its subsidiaries or any other change that would have a Material Adverse Effect or any development involving a prospective change that, to the best of the Corporation’s knowledge, would reasonably be expected to have a Material Adverse Effect, otherwise than as set forth or contemplated in the Time of Sale Prospectus.

(f)                                   The Corporation has been duly amalgamated and is validly existing as a corporation in good standing under the laws of the Province of Ontario, with all requisite power and authority (corporate and other) to own, lease and operate its properties and assets and conduct its business, and is duly qualified as a foreign corporation to transact business and is in good standing under the laws of each other jurisdiction in which it owns, leases or operates its properties or assets or conducts any business so as to require such qualification, except where the failure to be so qualified would not have a have a Material Adverse Effect.

(g)                                  Each of the “significant subsidiaries” of the Corporation (as defined in Rule 1-02 of Regulation S-X under the U.S. Securities Act) (each a “Significant Subsidiary” and, together, the “Significant Subsidiaries”) has been duly incorporated, formed or organized and is validly existing as a corporation, limited partnership, limited liability company, unlimited liability company or other organization in good standing under the laws of the jurisdiction of its incorporation (to the extent that such a concept exists under the local law of such jurisdiction), with all requisite power and authority (corporate and other) to own, lease and operate its properties and assets and to conduct its business, is duly qualified as a foreign corporation, partnership, limited liability company or other organization to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership, operation or leasing of property or assets or the conduct of business and, except as otherwise disclosed in the Time of Sale Prospectus and the Prospectuses, all of the issued and outstanding capital stock, partnership interests or membership interests, as the case may be, of each Significant Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable except, in each case above in this paragraph (f), as would not result in a Material Adverse Effect.

(h)                                 The Corporation has the requisite corporate power and authority to execute and deliver and to perform its obligations under this Agreement and any agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof. The Corporation has full corporate power and authority to do all acts and things and execute and deliver all documents as are required to be done, observed, performed, executed or delivered in order to complete the transactions contemplated by, or described in, the Time of Sale Prospectus and the Prospectuses.

(i)                                     The Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and to authorize the completion of the transactions contemplated hereby, including, as applicable, execution and delivery of the Canadian Preliminary Prospectus and the Canadian Prospectus and, in

each case, the filing thereof and the filing of all documents incorporated by reference therein under Canadian Securities Laws in each Canadian Qualifying Jurisdiction.

(j)                                    The Corporation has an authorized capitalization as set forth in each of the Time of Sale Prospectus and the Prospectuses, of which, as of February 24, 2016, 1,147,587,983 common shares have been duly and validly authorized and issued and are fully paid and non-assessable and no other shares are outstanding.

(k)                                 The Shares have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement. The Firm Shares will, upon payment of the consideration therefor, be validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation. The Additional Shares will, upon exercise by the Underwriters of the option to purchase the Additional Shares pursuant to Section 3 hereof and payment of the consideration therefor, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation.

(l)                                     Other than as described in the Time of Sale Prospectus and the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending to which the Corporation or any of its subsidiaries is a party or of which any property of the Corporation or any of its subsidiaries is the subject, which, if determined adversely to the Corporation or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect or which would materially and adversely affect the consummation of the transactions contemplated in this Agreement, or the performance by the Corporation of its obligations hereunder; and, to the best of the Corporation’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(m)                             Neither the Corporation nor any of its subsidiaries is (i) in violation of its Articles of Incorporation, Articles of Amalgamation, by laws, or other constating documents or (ii) in violation of or in default in the performance or observance of any obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties or assets may be bound, except in the case of this clause (ii) for any such violation or default which would not, individually or in the aggregate, have a Material Adverse Effect.

(n)                                 The Corporation is a “reporting issuer” (or equivalent) in each of the Canadian Qualifying Jurisdictions and is not in breach of any filing requirement under Canadian Securities Laws which would have a Material Adverse Effect on the Corporation. The Corporation’s common shares are registered with the SEC under Section 12(b) of the Exchange Act and the Corporation is not in breach of any filing or other requirements under the Exchange Act which would have a Material Adverse Effect on the Corporation.

(o)                                 The Corporation or its subsidiaries, as applicable, has good and valid title to all real property owned or leased by the Corporation and each of its subsidiaries, free and clear of all mortgages, liens, security interests, claims, restrictions or encumbrances of any kind except (a) as described in the Prospectuses, or (b) where any defect in or absence of such title would not, singly or in the aggregate, result in a Material Adverse Effect.

(p)                                 Except as described in the Time of Sale Prospectus and the Prospectuses, no person, as of the date of this Agreement, has any agreement or option, right or privilege (whether pre-emptive or contractual), present or future, contingent or absolute, or any right capable of becoming a right, agreement or an option (including convertible or exchangeable securities or warrants), for the purchase, allotment, subscription for or issuance of securities of any kind of the Corporation, other than pursuant to this Agreement.

(q)                                 The financial statements of the Corporation incorporated by reference in the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus and the Prospectuses (“Corporation Financial Information”), together with the related schedules and notes, (i) present fairly, in all material respects, the financial position of the Corporation and its consolidated subsidiaries, as at the date specified in such Corporation Financial Information, and (ii) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved unless otherwise noted in the Time of Sale Prospectus and the Prospectuses.

(r)                                    Neither the Corporation nor the Significant Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolutely, contingent or other, which are not disclosed or referred to in the Corporation Financial Information, the Time of Sale Prospectus and the Prospectuses, except such as would not have a Material Adverse Effect.

(s)                                   There are no business relationships, contracts, documents, related party transactions or off balance sheet transactions or any other non-arm’s length transactions involving the Corporation or its subsidiaries that are required to be disclosed that have not been described in the Registration Statement, the Time of Sale Prospectus or the Prospectuses or to be filed as exhibits thereto which have not been so described and filed as required.

(t)                                    The Corporation and its subsidiaries possess such permits, licenses, consents, approvals and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Corporation and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Corporation nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(u)                                 Except as described in the Time of Sale Prospectus and the Prospectuses and except such matters as would not result in a Material Adverse Effect, (A) neither the Corporation nor any of its subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, legal code, or any legally binding judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Corporation and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws for the business as presently conducted and are each in substantial compliance with their requirements, (C) to the Corporation’s knowledge, there are no pending or threatened administrative, regulatory or judicial actions, suits, claims, liens, actions concerning any noncompliance or violation, investigations or adversarial legal proceedings pursuant to any Environmental Law against the Corporation or any of its subsidiaries and (D) there are no orders for clean-up or remediation, or actions, suits or proceedings by any private party or governmental body or agency, against or affecting the Corporation or any of its subsidiaries alleging releases of Hazardous Materials or any violation of Environmental Laws, except, in each case, as would not be expected to result in a Material Adverse Effect.

(v)                                 The offering and sale of the Shares, the execution and delivery of this Agreement, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein or contemplated by, or described in, the Time of Sale Prospectus or the Prospectuses, including, without limitation, the issue of the Shares for the consideration and upon the terms and conditions as set out herein, do not or will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (a) any term or provision of the articles, resolutions or by laws of the Corporation, (b) any indenture, mortgage, deed of trust, loan agreement, note, contract or other agreement (written or oral) or instrument to which the Corporation or any Significant Subsidiary is a party or to which any of them or any of the properties or assets currently owned by them are subject, except as such would not have a Material Adverse Effect, or (c) any judgment, decree, statute, law, order, rule or regulation of any court or arbitrator, stock exchange, securities regulatory authority applicable, governmental authority or body having jurisdiction over the Corporation or any of its subsidiaries or any of their properties or assets currently owned by it.

(w)                               The Corporation is not, and as a result of the sale of the Shares contemplated hereby and the application of the proceeds thereof, will not be, required to register as an “investment company” as such term is defined in the United States Investment Company Act of 1940, as amended.

(x)                                 The Corporation is not a “passive foreign investment company”, as such term is defined in the United States Internal Revenue Code of 1986, as amended.

(y)                                 KPMG LLP, who have reported on and audited the Corporation Financial Information, is independent with respect to the Corporation within the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States).

(z)                                  The Corporation maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Corporation’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Management of the Corporation assessed internal control over financial reporting of the Corporation as of December 31, 2015 and concluded internal control over financial reporting was effective as of such date. The Corporation is not aware of any material weaknesses in its internal control over financial reporting.

(aa)                          Since the date of the latest audited financial statements included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

(bb)                          The Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Corporation’s management and such disclosure controls and procedures were effective as of December 31, 2015.

(cc)                            Neither the Corporation nor any of its affiliates has taken, nor will the Corporation or any its affiliates take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Corporation in connection with the offering of the Shares.

(dd)                          None of the offering and sale of the Shares, the execution and delivery of this Agreement by the Corporation, the compliance by the Corporation with the provisions of this Agreement or the consummation by the Corporation of the transactions contemplated herein or contemplated by, or described in, the Time of Sale Prospectus and the Prospectuses, including, without limitation, the issue of the Shares for the consideration and upon the terms and conditions as set out herein, do or will require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except (A) such as has been obtained or made or will be obtained or made on or prior to the Closing Date or (B) such as if not obtained or made would, individually or in the aggregate, not have a Material Adverse Effect.

(ee)                            Other than the Underwriters, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fees in connection with the transactions contemplated herein.

(ff)                              Neither the Corporation nor any of its subsidiaries owes any amount to, nor has the Corporation or any of its subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director or employee of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or any of its subsidiaries. Except as disclosed in Time of Sale Prospectus and the Prospectuses, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any of its subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee of any of them or any other person not dealing at arm’s-length with the Corporation and its subsidiaries.

(gg)                            The Corporation and its subsidiaries, and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”, which term, as used herein, includes the rules and regulations of the SEC thereunder), except as such would not be reasonably expected to have a Material Adverse Effect.

(hh)                          With respect to information set forth in the Time of Sale Prospectus and the Prospectuses: (i) information relating to the Corporation’s estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Corporation or independent consultants to the Corporation as being consistent with the Corporation’s mineral reserve and mineral resource estimates as at the date they were prepared; (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) by or under the supervision of a qualified person as defined therein; (iii) the methods used in estimating the Corporation’s mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices; (iv) the Corporation has duly filed with the applicable Canadian Securities Commissions in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 to be filed with the Canadian Securities Commissions and all such reports (as amended) comply with the requirements thereof; and (v) to the knowledge of the Corporation, there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Time of Sale Prospectus and the Prospectuses.

(ii)                                  The Corporation is in compliance in all material respects with the current listing requirements of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).

(jj)                                Computershare Investor Services Inc., at its principal offices in Toronto has been duly appointed as the transfer agent and registrar for the Shares.

(kk)                          As of the date hereof and other than information as has been disclosed in the Time of Sale Prospectus and the Prospectuses, (a) there are no material facts or material changes (within the meaning of applicable securities laws) relating to the Corporation or the Significant Subsidiaries, or their respective businesses, which are required to be disclosed under applicable securities laws but have not been publicly disclosed in the Corporation’s continuous disclosure filings on SEDAR and EDGAR, (b) no confidential material change report has been filed that remains confidential at the date hereof , and (c) the Corporation has filed all documents required to be filed by it under applicable Canadian Securities Laws, the Securities Act and the Exchange Act, and such documents do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), or contain an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(ll)                                  Neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its subsidiaries is aware of any violation by the Corporation of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder or the Corruption of Foreign Public Officials Act (Canada), which violation would have a Material Adverse Effect.

(mm)                  None of the Corporation, its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or representative of the Corporation or any of its subsidiaries is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is, the subject of any U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U. S. Department of the Treasury (“OFAC-administered sanctions”), or located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan and Syria) (except as may be otherwise authorized by the Office of Foreign Assets Control of the U. S. Department of the Treasury); and each of the Corporation and any of its subsidiaries will not, directly or indirectly, use the proceeds of the offering of Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund or facilitate any activities of or business with any Person, or in any country or territory that, at the time of such funding or facilitation, is the subject of OFAC-administered sanctions (except as may be otherwise authorized by the Office of Foreign Assets Control of the U. S. Department of the Treasury), or in a manner that will result in a violation of OFAC-administered sanctions by any Person (including any Person involved in or facilitating the offering of the Shares, whether as underwriter, advisor, investor or otherwise).

(nn)                          The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

2.                                      Representations and Warranties of the Underwriters. Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants that:

(a)                                 it is, and will remain so, until the completion of the offering of the Shares, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)                                 it has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein.

The representations and warranties of each of the Underwriters contained in this Agreement shall be true as of the Closing Date as though they were made on the Closing Date and they shall survive the completion of the transactions contemplated under this Agreement until the completion of the distribution of the Shares.

3.                                      Agreements to Sell and Purchase. The Corporation hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (nor jointly and severally), to purchase from the Corporation at US$3.00 per Share (the “Purchase Price”) all (but not less than all) of the Firm Shares in the respective amounts set forth in Schedule I hereto opposite such Underwriter’s name.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Corporation grants an option to the Underwriters to acquire the Additional Shares in accordance with this paragraph and agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly (nor jointly and severally), up to 12,510,000 Additional Shares each at the Purchase Price. The Bookrunners may exercise this right on behalf of the Underwriters in whole or in part or from time to time by giving written notice not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least three business days after the written notice is given and may not be earlier than the Closing Date for the Firm Shares. Additional Shares may be purchased as provided in Section 4 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares and for market stabilization purposes. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly (nor jointly and severally), to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

In consideration of the agreement on the part of the several Underwriters to purchase the Shares and to offer them to the public pursuant to the Prospectuses, the Underwriters shall be entitled to receive from the

Corporation at the time of closing on the Closing Date or the Option Closing Date, as applicable, a fee equal to 4.00% of the gross proceeds to the Corporation from the Shares purchased on the Closing Date or the Option Closing Date, as applicable (the “Underwriting Fee”).

4.                                      Payment and Delivery. Payment for the Firm Shares to be sold by the Corporation shall be made to the Corporation in immediately available funds in Toronto against delivery of such Firm Shares for the respective accounts of the several Underwriters at or before 8:30 a.m. (Toronto time), on March 4, 2016, or at such other time on the same or such other date, not later than March 18, 2016, as shall be agreed by the Corporation and you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Corporation in immediately available funds in Toronto against delivery of such Additional Shares for the respective accounts of the several Underwriters at or before 8:30 a.m. (Toronto time), on each Option Closing Date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than April 15, 2016, as shall be agreed by the Corporation and you.

The Corporation shall have arranged, prior to the Closing Date, for the registration and issue of the Shares to be made electronically through the non-certificated inventory system of CDS Clearing and Depositary Services Inc., or if not possible, by means of a certificate or certificates registered in the name of TD or as TD may otherwise direct for the Shares (the “Delivery Mode”). The Firm Shares and Additional Shares shall be registered in such names and in such denominations as the Bookrunners shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to TD through the Delivery Mode, on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

5.                                      Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)                                 Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective, anticipated or threatened change, in the condition, financial or otherwise, or in the earnings, business, assets, prospects or operations of the Corporation, from that set forth in each of the Time of Sale Prospectus and the Prospectuses as of the date of this Agreement that, in your sole judgment, could reasonably be expected to have a Material Adverse Effect and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in each of the Time of Sale Prospectus and the Prospectuses.

(b)                                 Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any material change or any change in any material fact, no new material fact shall have arisen and there shall not be discovered any previously undisclosed material fact which, in each case, has or would be expected to have a significant adverse effect on the market price or value of the Shares.

(c)                                  The representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date and the Corporation has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; the Underwriters shall have received on the Closing Date a certificate signed by the Chief Executive Officer and Chief Financial Officer (or other authorized signatory of the Corporation acceptable to you), dated the Closing Date, to the effect set forth in this Section 5(c) and certifying to the absence of any Material Adverse Effect since the date of the Time of Sale Prospectus and the Prospectuses.

(d)                                 The Underwriters having received on the Closing Date, a certificate dated such date signed by the secretary of the Corporation or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters, acting reasonably, with respect to:

(i)                                     the constating documents of the Corporation;

(ii)           the resolutions of the directors of the Corporation relevant to the offering, the allotment, issue (or reservation for issue) and sale of the Shares, the authorization of this Agreement and the other agreements and transactions contemplated by this Agreement; and

(iii)          the incumbency and signatures of signing officers of the Corporation;

(e)           The Underwriters shall have received on the Closing Date a favourable legal opinion from Osler, Hoskin & Harcourt LLP, Canadian counsel to the Corporation, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Shares for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice, to the effect that:

(i)            the Corporation is a corporation existing under the laws of the Province of Ontario and has the corporate capacity and power to own and lease its properties and assets;

(ii)           the Corporation has the corporate power to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(iii)          the authorized and issued share capital of the Corporation is as described in the Prospectuses and any amendment or supplement thereto;

(iv)          the attributes of the common shares of the Corporation conform in all material respects with the description thereof in the Canadian Prospectus;

(v)           all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(vi)

(vii)         this Agreement has been duly executed and delivered by the Corporation;

(viii)        the execution and delivery by the Corporation of this Agreement, the performance of its obligations hereunder by the Corporation, and the issue, sale and delivery on the Closing Date of the Firm Shares (and the Additional Shares on each Option Closing Date, to the extent that such Additional Shares are purchased by Underwriters) to the Underwriters as contemplated herein, does not constitute or will not result in a breach of or a default under, and does not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, any of the terms, conditions or provisions of the articles of amalgamation or by-laws of the Corporation or any applicable law of Ontario and the federal laws of Canada applicable therein;

(ix)          all necessary corporate action shall have been taken by the Corporation to authorize the issuance and delivery of the Shares;

(x)           all documents required to be filed or delivered by the Corporation and all proceedings required to be taken by the Corporation under Canadian Securities Laws have been filed or delivered and taken in order to qualify the distribution of the Shares in each of the Canadian Qualifying Jurisdictions through dealers registered under the applicable laws thereof who have complied with the relevant provisions thereof;

(xi)          the Prospectuses, and any amendment or supplement thereto, have been duly authorized and/or executed by the Corporation;

(xii)         the Shares have been conditionally approved for listing on the TSX subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances;

(xiii)        upon receipt of the Purchase Price, the Firm Shares will be validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation and the Additional Shares will, upon exercise by the Underwriters of the option to purchase the Additional Shares pursuant to Section 3 hereof and payment of the Purchase Price, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation;

(xiv)        the form of the certificate representing the common shares of the Corporation complies with the provisions of the Business Corporations Act (Ontario) and the articles and by-laws of the Corporation;

(xv)         the Corporation is a reporting issuer (or the equivalent) under the Canadian Securities Laws of the Canadian Qualifying Jurisdictions, and is not included on a list of defaulting reporting issuers maintained by the securities regulators in any of the Canadian Qualifying Jurisdictions; and

(xvi)        subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of Canadian law under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Canadian Prospectus are accurate.

(f)                                   The Underwriters shall have received on the Closing Date an opinion of Sullivan & Cromwell LLP, special U.S. counsel for the Corporation, dated the Closing Date, to the effect that:

(i)            all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Corporation under the Federal laws of the United States and the laws of the State of New York for the issuance, sale and delivery of the Shares to be delivered at such Time of Closing by the Corporation to the Underwriters have been obtained or made;

(ii)           the Corporation is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended; and

(iii)          such counsel shall state in a separate letter that they do not assume any responsibility for the accuracy, completeness or fairness of any of the statements made in the Time of Sale Prospectus and the Prospectuses, except as set forth under the caption “Certain United States Federal Income Tax Considerations”, insofar as they relate to provisions of U.S. Federal income tax law therein described, and they do not express any opinion or belief as to the financial statements or other financial data derived from accounting records, as to the report of management’s assessment of the effectiveness of internal control over financial reporting or the auditors’ attestation report thereon as included in the Registration Statement or the U.S. Prospectus; assuming the compliance of the Canadian Base Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws, rules and regulations of the Canadian Qualifying Jurisdictions as interpreted and applied by the OSC, the Registration Statement, as of its effective date, and the U.S. Prospectus, as of the date of the U.S. Prospectus, appeared on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. Further, nothing that came to such counsel’s attention in the course of its review has caused such counsel to believe that (i) the Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Time of Sale Prospectus, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or that (iii) the U.S. Final

Prospectus, as of the as of its date or as of the Closing Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)           The Underwriters shall have received on the Closing Date an opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, and a disclosure letter of Shearman & Sterling LLP, U.S. counsel to the Underwriters, dated the Closing Date, in a form and substance acceptable to the Underwriters, acting reasonably.

(h)           The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from KPMG LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(i)            The Underwriters shall have received, on the Closing Date, an opinion dated the Closing Date in form and substance satisfactory to the Underwriters, from Osler, Hoskin & Harcourt LLP regarding compliance with the laws of the Province of Québec relating to the use of the French language in connection with the documents (including the Canadian Prospectus) to be delivered to purchasers in Québec.

(j)            The Underwriters shall have received an opinion of Osler, Hoskin & Harcourt LLP, dated the date of the Canadian Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of the Canadian Prospectus (except for (i) the consolidated financial statements and notes to such statements and where applicable the related auditors’ report on such statements and the related management’s discussion and analysis of such financial statements, incorporated by reference into the Canadian Prospectus, and the disclosure under the sections “Non-GAAP Financial Measures” and “Consolidated Capitalization” in the Canadian Supplement and under the sections  “Non-GAAP Financial Measures”, “Consolidated Capitalization” and “Earnings Coverage Ratios” in the Canadian Base Prospectus (collectively, the “Financial Information”); (ii) the annual information form of the Corporation for the year ended December 31, 2014 dated March 31, 2015, incorporated by reference into the Canadian Prospectus (the “AIF”); (iii) the management information circular of the Corporation dated March 24, 2015 prepared in connection with the annual and special meeting of shareholders held on May 6, 2015, incorporated by reference into the Canadian Prospectus (the “Circular”); and (iv) the material change report of the Corporation dated February 18, 2015 relating to the update on the Tasiast mill expansion and disclosure of certain material non-cash impairment charges taken in connection with the 2014 year-end financial results and the material change report of the Corporation dated November 23, 2015 relating to the announcement of the entering into of a definitive asset purchase agreement with Barrick Gold Corporation to acquire 100% of the Bald Mountain gold mine and 50% of the Round Mountain gold mine that the Corporation does not already own, both of which are incorporated by reference into the Canadian Prospectus (collectively, the “Material Change Reports”), as to which no opinion need be expressed by such counsel) is, in all material respects, a complete and proper translation of the English language version thereof.

(k)           The Underwriters shall have received an opinion of KPMG LLP dated the date of the Canadian Supplement, in form and substance satisfactory to the Underwriters addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of the Financial Information contained in the Canadian Prospectus is, in all material respects, a complete and proper translation of the English language version thereof.

(l)            The Underwriters shall have received an opinion of Louis Fortier and Associates Inc. dated the date of the Canadian Supplement, in form and substance satisfactory to the Underwriters addressed to the Underwriters, the Corporation and their respective counsel, to the effect that the French language version of each of the AIF, the Circular and the Material Change Reports incorporated by reference into the Canadian Prospectus is, in all material respects, a complete and proper translation of the English language version thereof.

(m)          (i) The Canadian Preliminary Prospectus and the Canadian Prospectus shall have been filed with the OSC and each of the other Canadian Securities Commissions under the Shelf Procedures and (ii) the U.S. Preliminary Prospectus and the U.S. Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder.

(n)           The Underwriting Fee shall have been paid in accordance with Section 3 of this Agreement.

(o)           The Underwriters shall have received certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS Clearing and Depository Services or its nominee or in such other name(s) as TD, on behalf of the Underwriters has directed.

(p)           The Shares to be sold on the Closing Date shall have been approved (or conditionally approved) for listing on the NYSE, subject only to official notice of issuance, and on the TSX, in each case, as of the opening of trading on the Closing Date, subject to the Corporation providing the TSX with customary documentation.

(q)           The several obligations of the Underwriters to purchase Additional Shares hereunder upon the exercise by the Underwriters of their right to do so are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Corporation, the due authorization and issuance and listing and posting for trading of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares, including without limitation (i) legal opinions and comfort letters from auditors in form and substance satisfactory to counsel to the Underwriters, acting reasonably, and (ii) a certificate of an authorized signatory of the Corporation to the effect set forth in Section 5(b).

(r)            On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received such other information, documents, certificates and opinions as they may reasonably require in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

6.             Waiver. The Corporation shall use its commercially reasonable efforts to cause all conditions in this Agreement which are to be performed by it or caused to be performed by it to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any subsequent breach, provided that any such waiver or extension must be in writing and signed by an Underwriter in order to be binding on such Underwriter.

7.             Covenants of the Corporation. The Corporation covenants with each Underwriter as follows:

(a)           To furnish to the Underwriters in Toronto, as directed by TD, without charge, on the business day next succeeding the date of this Agreement, as many copies of the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.  Each delivery of the Prospectuses, will constitute the additional representation and warranty of the Corporation to the Underwriters that, at the respective times of delivery, the Prospectuses being delivered (i) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) do not contain any misrepresentations (within the meaning of applicable Canadian Securities Laws), and (iii) constitute full, true and plain disclosure of all material facts required to be disclosed by applicable law.

(b)           To file, in a form approved by you, the Canadian Prospectus with the OSC and each of the other Canadian Securities Commissions in accordance with the Shelf Procedures not later than the business day following the execution and delivery of this Agreement and to file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act not later than the business day following the date of the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object.

(c)           To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Corporation and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d)           Unless previously consented to by the Bookrunners, acting on behalf of the Underwriters, not to take any action that would result in an Underwriter or the Corporation being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)           If at any time following the date of execution of this Agreement until the completion of the distribution of the Shares for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly inform the Underwriters in writing of the particulars of any actual, anticipated, threatened, or contemplated, material change, change in material fact, or other event or condition that could have been required to have been stated in the Prospectuses had that change, fact, event or condition arisen or been in effect on or prior to the date of the Prospectuses, and is of such a nature as could render any Prospectus misleading in the light of the circumstances or could result in it containing a misrepresentation (within the meaning of applicable Canadian Securities Laws).

(f)            If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as so amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as so amended or supplemented, will comply with applicable law.

(g)           If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Corporation) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as so amended or supplemented, will comply with applicable law.

(h)           To comply with Section 57 of the Securities Act (Ontario) and with comparable provisions of Canadian Securities Laws and the Securities Act and the rules and regulations of the SEC thereunder, and prepare and file or deliver promptly at your request, any amendment or supplement to the Prospectuses, which, in your reasonable opinion may be necessary, to continue to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions and the United States.

(i)            To make generally available to the Corporation’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Corporation occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(j)            Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the Corporation’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Corporation’s counsel and the Corporation’s auditors in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any Marketing Materials (as hereinafter defined), any free writing prospectus prepared by or on behalf of, used by, or referred to by the Corporation and amendments and supplements to any of the foregoing, including all regulatory and stock exchange filing fees and the costs and charges of any transfer agent, registrar, custodian or depositary, all printing and translation costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) all costs and expenses incident to listing the Shares on the NYSE and the TSX, (iv) the cost of printing certificates representing the Shares, if applicable, (v) the document production charges and expenses associated with printing this Agreement, and (vi) all other costs and expenses incident to the performance of the obligations of the Corporation hereunder for which provision is not otherwise made in this Section.

(k)           To use its commercially reasonable efforts to have the Shares accepted for listing on the NYSE and the TSX and, through the period of distribution of the Shares, maintain the listing of the Shares on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(l)            To use the net proceeds of the offering of Shares in the manner specified in each of the Time of Sale Prospectus and the Prospectuses.

(m)          Not to directly or indirectly issue any common shares of the Corporation or securities or other financial instruments convertible into or having the right to acquire common shares of the Corporation (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which it transfers to another, in whole or in part, any of the economic consequences of ownership of common shares of the Corporation, whether that agreement or arrangement may be settled by the delivery of common shares of the Corporation or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from the date of execution of this Agreement until 90 days following the Closing Date without the prior written consent of the Bookrunners, which consent will not be unreasonably withheld; provided that nothing herein shall prevent or restrict the Corporation from issuing or agreeing to issue any of its common shares or securities or other financial instruments convertible into or having the right to acquire its common shares (i) as consideration in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions, (ii) under any of the Corporation’s equity-based compensation plans, or (iii) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (i) or (ii) above.

(n)           During the distribution of the Shares: (i) the Corporation shall prepare, in consultation with the Underwriters and their counsel, any “marketing materials” (as such term is defined in National Instrument 41-101 — General Prospectus Requirements) (“NI 41-101”) (“Marketing Materials”), including any template version thereof, to be provided to potential investors in the Shares, and approve in writing any such Marketing Materials (including any template version thereof), as may reasonably be requested by the Underwriters, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably, (ii) the Bookrunners shall, on behalf of the Underwriters, approve in writing any such Marketing Materials, as contemplated by the Canadian Securities Laws, prior to any Marketing Materials being provided to potential investors of Shares and/or filed with the Canadian Securities Commissions; and (iii) the Corporation shall: (A) file any such Marketing Materials (or any template version thereof) with the Canadian Securities Commissions as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and the Bookrunners, on behalf of the Underwriters, and in any event on or before the day the

Marketing Materials are first provided to any potential investor of Shares, and file any such Marketing Materials with the Commission pursuant to Rule 433(d) under the Securities Act on or before the day such Marketing Materials are first provided to any potential investor of the Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied; and (B) remove or redact any comparables from any template version so filed, in compliance with the Shelf Procedures, prior to filing such template version with the Canadian Securities Commissions (but such comparables shall not be removed from the version filed with the Commission pursuant to Rule 433(d) under the Securities Act); provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions in compliance with the Shelf Procedures by the Corporation, and a copy thereof provided to the Underwriters as soon as practicable following such filing.

(o)           The Corporation and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Shares, it will not provide any potential investor with any materials or information in relation to the distribution of the Shares or the Corporation other than the Prospectuses and any amendments or supplements thereto, the free writing prospectuses identified in Schedule II hereto and the Marketing Materials in accordance with this Agreement, provided that: (A) any such materials that constitute Marketing Materials have been approved and filed in accordance with Section 7(n); and (B) any such materials that constitute “standard term sheets” as such term is defined in NI 41-101 have been approved in writing by the Corporation and the Bookrunners, on behalf of the Underwriters, and are provided in compliance with Canadian Securities Laws in each case only in the Canadian Qualifying Jurisdictions. Notwithstanding the foregoing, following the approval and, filing of any Marketing Materials in accordance with 7(n), the Underwriters may provide a “limited use version” as such term is defined in NI 41-101) of such Marketing Materials to potential investors in the Shares in accordance with Canadian Securities Laws.

8.             Covenants of the Underwriters.

(a) Each Underwriter severally covenants with the Corporation not to take any action that would result in the Corporation being required to file with the Commission under Rule 433(d) a free writing prospectus (other than the free writing prospectuses, if any, identified in Schedule II hereto, or any free writing prospectus prepared and filed in accordance with the terms of Section 7(i) or 7(j)) prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Underwriter.

(b)           The Underwriters hereby severally further covenant and agree with the Corporation the following: (i) during the period of distribution of the Shares by or through the Underwriters, the Underwriters will offer and sell the Shares to the public only in the Canadian Qualifying Jurisdictions and in the United States directly and through other duly registered investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), upon the terms and conditions set forth in the Time of Sale Prospectus, the Prospectuses and in this Agreement; (ii) the Underwriters will use reasonable efforts to sell the Shares at the Purchase Price and if any such Shares remain unsold after such reasonable efforts, the Underwriters may sell such Shares at such price lower than the Purchase Price as is permitted under applicable law; and (iii) the Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Shares, and, as soon as reasonably practicable after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Shares distributed in each of the Canadian Qualifying Jurisdictions where that breakdown is required by a Canadian Securities Commission for the purpose of calculating fees payable to, or making filings with, that Canadian Securities Commission. The Underwriters will (and will cause the Selling Firms to) comply with Canadian Securities Laws and securities laws applicable to the Underwriters in the United States with respect to the offer to sell and the distribution of the Shares. Except in the Canadian Qualifying Jurisdictions and in the United States, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Shares or deliver any Prospectuses so as to require the registration of the Shares or the filing of a prospectus with respect to the Shares under the laws of any jurisdiction.

(c)           No Underwriter shall be liable to the Corporation under this section with respect to a default by any of the other Underwriters or any Selling Firm appointed by another Underwriter.

9.             Indemnity and Contribution.

(a) The Corporation agrees to indemnify and hold harmless each Underwriter, and each of their respective officers, employees and agents and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any documented and reasonable legal or other expenses incurred in connection with defending or investigating any such action or claim) caused by or based upon:

(i)            any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Preliminary Prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein; and

(ii)           the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or stock exchange requirements in connection with this offering of the Shares;

(iii)          any breach by the Corporation of any representation or warranty contained in this Agreement; and

(iv)          any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any competent authority which prevents or restricts the trading in or the sale of the Corporation’s securities or the distribution of the shares in any jurisdiction.

(b)           Each Underwriter severally agrees to indemnify and hold harmless the Corporation, each of its respective subsidiaries and each of their respective affiliates, directors and officers against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the Registration Statement or any amendment thereof, any Preliminary Prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectuses or any amendment or supplement thereto, in reliance upon and in conformity with information relating to any Underwriter furnished to the Corporation in writing by such Underwriter expressly for use therein. The Corporation acknowledges that the names of the Underwriters constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in Registration Statement, the Time of Sale Prospectus, the Prospectuses or any free writing prospectus or Marketing Materials.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Sections 9(a) and (b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters, and all of their respective officers, employees and agents, and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section. In the case of any such separate firm for the Underwriters and such officers, employees and agents, and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by TD. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested the indemnifying party to reimburse the indemnified party for reasonable and documented fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by the indemnifying party of the aforesaid request and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. The indemnifying party shall not, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)           To the extent the indemnification provided for in Sections 9(a) and (b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 10(c)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(c)(i) above but also the relative fault of the indemnifying party on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Corporation and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of each of the Prospectuses, bear to the aggregate Public Offering Price (as defined below) of the Shares. The relative fault of the Corporation on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint (nor joint and several).

(e)           The Corporation and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 9(d) shall be deemed to include, subject to the limitations set forth above, any reasonable and documented  legal and other expenses  incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this

Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)            The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, and any of their respective officers, employees or agents, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii) acceptance of and payment for any of the Shares.

(g)           The indemnifying party hereby acknowledges and agrees that, with respect to this Section 9, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the indemnifying party under this Section 9 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

10.          Termination. The Underwriters may terminate this Agreement by notice given by you to the Corporation, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, either of the TSX or the NYSE, (ii) a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred, (iii) any moratorium on commercial banking activities shall have been declared by Canadian or United States authorities, (iv) any inquiry, investigation or proceeding in relation to the Corporation or its directors or officers, whether formal or informal, is commenced, announced, or threatened, which, in the opinion of the Underwriters, acting in good faith, would reasonably be expected to have a Material Adverse Effect, (v) any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of the Underwriters, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Shares or which, in the opinion of the Underwriters, acting in good faith, would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Shares, (vi) there is, in the opinion of the Underwriters, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Shares, (vii) there shall have developed, occurred or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, accident, natural disaster, public protest, war or act of terrorism, of national or international occurrence, or any other occurrence of any nature whatsoever that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause, makes it, in the reasonable judgment of the Underwriters, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses, or (viii) the Corporation is in breach of any material term, condition, or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement is false or becomes false in any material respect.

11.          Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, the other Underwriters shall have the right to purchase, but not the obligation to purchase, in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and non-defaulting Underwriters have not elected to purchase such default Shares within 36 hours after such default, then each non-defaulting Underwriter shall have the several right to terminate its purchase obligation under this Agreement without any liability to it, and the Corporation shall have the right to proceed with the sale of the Shares (less the defaulted shares and any other terminations by the Underwriters) to the remaining Underwriters or to terminate this Agreement without liability on the part of any non-defaulting Underwriter or the Corporation. In any such case either you or the Corporation shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Corporation to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Corporation shall be unable to perform its obligations under this Agreement, the Corporation will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder. In all other instances, the Underwriters shall be solely responsible for their out-of-pocket expenses (including the fees and disbursements of their counsel) in connection with the transactions contemplated by this Agreement.

12.          No Advisory or Fiduciary Relationship. The Corporation acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and have assumed no, and owe no, fiduciary or advisory duties to the Corporation or any other person, (ii) the Underwriters owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) the Underwriters may have interests that differ from those of the Corporation. The Corporation waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

13.          Action by the Underwriters. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of matters relating to termination, waiver and the settlement of any indemnity claim may be taken by you on your behalf and on behalf of the other Underwriters, and the execution of this Agreement shall constitute the Corporation’s authority for accepting notification of any such steps or instructions by you.

14.          Terms of Public Offering. The Corporation is advised by you that the Underwriters commenced a public offering of their respective portions of the Shares. The Corporation is further advised by you that the Shares have been offered to the public initially at US$3.00 per Share (the “Public Offering Price”). The Corporation acknowledges that the Underwriters may offer the Shares for sale to the public at a price less than the Public Offering Price after the Underwriters have made reasonable efforts to sell the Shares at the Public Offering Price.

15.          Entire Agreement. This Agreement represents the entire agreement between the Corporation and the Underwriters with respect to the preparation of any Preliminary Prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares. This Agreement supersedes the certain Bid Letter, by and between TD and Scotia and the Corporation, dated February 24, 2016.

16.          TMX Group. Each of TD, Scotia, CIBC World Markets Inc. and National Bank Financial Inc. or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

17.          Counterparts. This Agreement may be signed in two or more counterparts (including by facsimile or pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

18.          Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

19.          Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

20.          Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of TD Securities Inc., 66 Wellington Street West, TD Bank Tower, 8th Floor, Toronto, Ontario M5K 1A2 and Scotia Capital Inc., Scotia Plaza, 66th Floor, 40 King St. West, Toronto, Ontario, M5W 2X6, with a copy to Blake, Cassels & Graydon LLP, Suite 2800, 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1A9, Attn: Jeffrey R. Lloyd & Markus Viirland and with a copy to Shearman & Sterling LLP, Suite 4405, 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1E8 Attn: Jason R. Lehner; if to the Corporation shall be delivered, mailed or sent to Kinross Gold Corporation, attention of Geoffrey P. Gold, 25 York Street, 17th Floor, Toronto, ON, Canada, M5J 2V5, with a copy to Osler, Hoskin & Harcourt LLP, Suite 6200, 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1B8, Attn: Mary Abbott and with a copy to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, Attn: Robert G. DeLaMater.

21.          Severability. If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

22.          Time of The Essence. Time shall be of the essence in this Agreement.

23.          Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Signature pages follow]

Very truly yours,

KINROSS GOLD CORPORATION

By:
/s/ J. Paul Rollinson
	Name:	J. Paul Rollinson
	Title:	President and Chief Executive Officer

By:
/s/ Tony Giardini
	Name:	Tony Giardini
	Title:	Executive Vice-President and Chief Financial Officer

[Signature page to Underwriting Agreement]

Accepted as of the date hereof

TD SECURITIES INC.

	By:	/s/ Rick McCreary
		Name:	Rick McCreary
		Title:	Deputy Chair

SCOTIA CAPITAL INC.

	By:	/s/ Peter Collibee
		Name:	Peter Collibee
		Title:	Managing Director

BMO NESBITT BURNS INC.

	By:	/s/ Egizio Bianchini
		Name:	Egizio Bianchini
		Title:	Vice Chair

CIBC WORLD MARKETS INC.

	By:	/s/ Chris Gratias
		Name:	Chris Gratias
		Title:	Managing Director

GMP SECURITIES L.P.

	By:	/s/ Doug Bell
		Name:	Doug Bell
		Title:	Vice-Chairman, Investment Banking

RBC DOMINION SECURITIES INC.

	By:	/s/ David Shaver
		Name:	David Shaver
		Title:	Managing Director

MERRILL LYNCH CANADA INC.

	By:	/s/ John Griffith
		Name:	John Griffith
		Title:	Managing Director

[Signature page to Underwriting Agreement]

CANACCORD GENUITY CORP.

By:	/s/ Craig Warren
	Name:	Craig Warren
	Title:	Managing Director

CREDIT SUISSE SECURITIES (CANADA), INC.

By:	/s/ Matthew Hind
	Name:	Matthew Hind
	Title:	Managing Director

HSBC SECURITIES (CANADA) INC.

By:	/s/ Jeffrey Allsop
	Name:	Jeffrey Allsop
	Title:	EVP, Managing Director & Head of Banking, Canada

J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ Geoff Cohen
	Name:	Geoff Cohen
	Title:	Managing Director

MORGAN STANLEY CANADA LIMITED

By:	/s/ Paul Radchuk
	Name:	Paul Radchuk
	Title:	Vice President

CITIGROUP GLOBAL MARKETS CANADA INC.

By:	/s/ John Hastings
	Name:	John Hastings
	Title:	Director

NATIONAL BANK FINANCIAL INC.

By:	/s/ Jason Ellefson
	Name:	Jason Ellefson
	Title:	Managing Director

[Signature page to Underwriting Agreement]

SCHEDULE I

Underwriter	Percentage of Firm Shares to be Purchased
TD Securities Inc.	16.0%
Scotia Capital Inc.	16.0%
BMO Nesbitt Burns Inc.	8.5%
CIBC World Markets Inc.	8.5%
GMP Securities L.P.	8.5%
RBC Dominion Securities Inc.	8.5%
Merrill Lynch Canada Inc.	5.0%
Canaccord Genuity Corp.	5.0%
Credit Suisse Securities (Canada), Inc.	5.0%
HSBC Securities (Canada) Inc.	5.0%
J.P. Morgan Securities Canada Inc.	5.0%
Morgan Stanley Canada Limited	5.0%
Citigroup Global Markets Canada Inc.	2.0%
National Bank Financial Inc.	2.0%

Schedule I-1

SCHEDULE II

[Term sheet]

Schedule II-1

KINROSS GOLD CORPORATION
TREASURY OFFERING OF COMMON SHARES	February 24, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) on Form F-10 (File no. 333-208906)  with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement or you may request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or you may request it from TD Securities (USA) LLC in the United States. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or from Scotia Capital in the United States, Attention: Equity Capital Markets (tel:212-225-6853), 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY, 10006.

ISSUER:	Kinross Gold Corporation (the “Company”)

AMOUNT:	US$250,200,000

ISSUE:	83,400,000 common shares (“Common Shares”) of the Company.

ISSUE PRICE:	US$3.00 per Common Share.

OVER-ALLOTMENT OPTION:

The Underwriters will have an option to purchase up to an additional 12,510,000 Common Shares (being approximately 15% of the Issue) at the Issue Price to cover overallotments, if any, exercisable in whole or in part at any time until 30 days after Closing.

USE OF PROCEEDS:

The net proceeds from the offering will be used to repay the credit facilities that were utilized to purchase assets from Barrick Gold Corporation and to repay debt maturing in September, 2016 and for general corporate purposes.

LISTING:	The existing common shares of the Company trade on the Toronto Stock Exchange and New York Stock Exchange under the symbols “K” and “KGC”, respectively.

FORM OF OFFERING:

Public offering in all provinces of Canada by way of a prospectus supplement to the Company’s short form base shelf prospectus dated February 11, 2016 and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System.

FORM OF UNDERWRITING:	Bought deal, subject to a mutually acceptable underwriting agreement containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

ELIGIBILITY FOR INVESTMENT:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

BOOKRUNNERS:	TD Securities Inc. and Scotiabank

UNDERWRITING FEE:	4.00%

CLOSING:	March 4, 2016